J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

82-913

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 14 October 2003

Dear Sir

Notification of Interests of Directors and Connected Persons

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 14 October 2003.

Yours sincerely

Bill Hamilton
Assistant Company Secretary

Enc

dlw 11/12

SCHEDULE 11

03 OCT 30 7:21

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

J Sainsbury plc

2) Name of director

J E Adshead

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

J E Adshead

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PEP Manager

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

J E Adshead

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP tax credit re-investment - General PEP and Single Company PEP

7) Number of shares/amount of stock acquired

42 General 20 SCP

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence shares

12) Price per share

290.00p

13) Date of transaction

23rd September 2003

14) Date company informed

14th October 2003

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

25) Name and signature of authorised company official responsible for making this notification

Hazel Jarvis

Date of Notification..14th October 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

J Sainsbury plc

2) Name of director

J E Adshead

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Mrs J E Adshead - spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PEP Manager

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Mrs J E Adshead - spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP tax credit re-investment - General PEP and Single Company PEP

7) Number of shares/amount of stock acquired

7 General 11 SCP

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence shares

12) Price per share

290.00p

13) Date of transaction

23rd September 2003

14) Date company informed

14th October 2003

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

25) Name and signature of authorised company official responsible for making this notification

Hazel Jarvis

Date of Notification..14th October 2003